CUSIP No. 74 3663 304





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                              Protection One, Inc.
                               ___________________
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                        ________________________________
                         (Title of Class of Securities)

                                   74 3663 304
                                   ___________
                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary

                               Westar Energy, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
 ___________________________________________________________________________
                          (Name, Address and Telephone
                           Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 9, 2003
                                 _______________
             (Date of Event which Requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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

                                  SCHEDULE 13D



1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Westar Industries, Inc.                                         48-1092416

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (A) [ ]
                                                                   (B) [x]

3. SEC USE ONLY

                                                                   NA

4. SOURCE OF FUNDS

                                                                   NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

            NUMBER OF                7.       SOLE VOTING POWER
             SHARES                           0
          BENEFICIALLY
            OWNED BY                 8.       SHARED VOTING POWER
              EACH                            85,291,497
            REPORTING
             PERSON                  9.       SOLE DISPOSITIVE POWER
              WITH                            0

                                     10.      SHARED DISPOSITIVE POWER
                                              85,291,497


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


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              85,291,497

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              87.07%

14. TYPE OF REPORTING PERSON

    CO

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Westar Energy, Inc.                                      48-0290150

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (A) [ ]
                                                            (B) [x]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   NA

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Kansas

                                7.       SOLE VOTING POWER
            NUMBER OF                    783,400
             SHARES
          BENEFICIALLY          8.       SHARED VOTING POWER
            OWNED BY                     85,291,497
              EACH
            REPORTING           9.       SOLE DISPOSITIVE POWER
             PERSON                      783,400
              WITH
                                10.      SHARED DISPOSITIVE POWER
                                         85,291,497

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                         86,074,897

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                         [ ]

13.  PERCENT OF CLASS REPRSENTED BY AMOUNT IN ROW (11)

                                         87.9%

14. TYPE OF REPORTING PERSON

    CO



Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") is filed by Westar Energy, Inc. (f/k/a Western Resources, Inc.), a Kansas corporation ("Westar Energy"), and Westar Industries, Inc. (f/k/a Westar Capital, Inc.), a Delaware corporation and a wholly owned subsidiary of Westar Energy ("Westar Industries" and, together with Westar Energy, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Protection One, Inc., a Delaware corporation (the "Issuer") which Common Stock is held by Westar Industries. This Statement supplements and amends the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 1997, as amended by Amendments Nos. 1-8 thereto (the "Statement"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


     The address of the principal executive offices of the Issuer is: Protection One, Inc., 818 S. Kansas Avenue, Topeka, Kansas 66612.



Item 2. Identity and Background

     Westar Energy is a Kansas corporation. It is a consumer services company with interests in monitored services and energy. The principal business address of Westar Energy is: Westar Energy, Inc. 818 S. Kansas Avenue, Topeka, Kansas 66612.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Energy is set forth in Exhibit 5 and is incorporated by reference herein. During the last five years, Westar Energy, and to the knowledge of Westar Energy, none of the persons listed on Exhibit 5 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

     Westar Industries is a Delaware corporation and a wholly owned subsidiary of Westar Energy. It is a holding company that has investments in the energy-related and monitored security industries. The principal business address of Westar Industries is: Westar Industries, Inc. 818 S. Kansas Avenue, Topeka, Kansas 66612.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Industries is set forth in Exhibit 6 and is incorporated by reference herein. During the last five years, Westar Industries, and to the knowledge of Westar Industries, none of the persons listed on Exhibit 6 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


Item 3. Source and Amount of Funds or other Consideration

     No material change.

Item 4. Purpose of Transaction

     Item 4 is amended by adding the following after the last paragraph thereof:

     On December 23, 2002, the Kansas Corporation Commission (the "KCC") issued an order (the "Order") modifying an order issued November 8, 2002 addressing Westar Energy's financial plan. The Order was attached as Exhibit 99.1 to a Form 8-K filed by Westar Energy on December 27, 2002.

     On January 9, 2003, Westar Energy's board of directors, authorized management to explore strategic alternatives for divesting its investment in Protection One, Inc. with a view to maximizing the value received by Westar Energy. Westar Energy advised the Issuer of its decision on January 9, 2003 and similarly advised the KCC on January 10, 2003 in a Petition for Specific Reconsideration and Reconsideration for Submission of Additional Evidence filed in response to the Order. Westar Energy expects to work closely with the Issuer's management to identify alternatives that are in the best interest of all the Issuer's shareholders.

     On January 13, 2003, the Issuer filed a Form 8-K in which it reported being advised of the foregoing by Westar Energy. In its Form 8-K filing, the Issuer stated that it expected "to work closely with Westar Energy management to identify alternatives that are in the best interest of all [the Issuer's] shareholders."

     Both Westar Energy and the Issuer have retained investment banking firms to assist them in developing strategic alternatives for the Issuer, including its possible sale.


Item 5. Interest in Securities of the Issuer

     (a) To the best knowledge and belief of the Reporting Persons, there were 97,954,107 Shares issued and outstanding as of January 9, 2003. The Reporting Persons beneficially own (within the meaning of Rule 13d-3) in the aggregate 86,074,897 Shares, constituting approximately 87.9 % of the total amount of issued and outstanding Shares.

     (b) No material change

     (c) The response to Item 4 set forth above is incorporated by reference in its entirety to this Item 5.

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The response to Item 4 set forth above is incorporated by reference in its entirety to this Item 6.

Item 7. Material to Be Filed as Exhibits..

        EXHIBIT 5 Identity of Executive Officers and Directors of Westar Energy, Inc.

        EXHIBIT 6 Identity of Executive Officers and Director of Westar Industries, Inc.





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


                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2003


                              WESTAR ENERGY, INC.


                              By:    /s/ James S. Haines, Jr.
                                     -------------------------------------------
                                     Name:    James S. Haines, Jr.
                                     Title:   President and Chief Executive
                                                Officer


                              WESTAR INDUSTRIES, INC.


                              By:    /s/ James S. Haines, Jr.
                                     -------------------------------------------
                                     Name:    James S. Haines, Jr.
                                     Title:   President and Chief Executive
                                                Officer

                                    EXHIBIT 5
       Identity of Executive Officers and Directors of Westar Energy, Inc.


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Energy, Inc. ("Westar Energy") is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Western Energy, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Westar Energy.


Name                                    Title                                 Present Principal Occupation
                                                                              or Employment
Executive Officers
------------------
James S. Haines, Jr.                    President and Chief Executive         same
                                        Officer

Mark A. Ruelle                          Executive Vice President and Chief    same
                                        Financial Officer

William B. Moore                        Executive Vice President and Chief    same
                                        Operating Officer

Richard A. Dixon                        Senior Vice President                 same

Douglas R. Sterbenz                     Senior Vice President                 same

Directors
---------
Frank J. Becker                         Director                              President of Becker Investments,
                                                                              Inc. in Lawrence, Kansas.

Gene A. Budig                           Director                              Senior Advisor to the Commissioner
                                                                              of Baseball, American League of
                                                                              Professional Baseball Clubs in New
                                                                              York, New York and a pro-

                                 Page 10 of 12


                                                                              fessor in the Woodrow Wilson School
                                                                              of Public and International Affairs at
                                                                              Princeton University.

Charles Q. Chandler, IV                 Director, Chairman of the Board       Chairman of the Board, President
                                                                              and Chief Executive Officer of
                                                                              INTRUST Bank, N.A. and President of
                                                                              INTRUST Financial Corporation.

R. A. Edwards III                       Director                              President and Chief Executive Officer
                                                                              and a director of the First National
                                                                              Bank of Hutchinson, Kansas.

James S. Haines, Jr.                    Director                              President and Chief Executive
                                                                              Officer, Westar Energy, Inc.

Larry D. Irick                          Director                              Vice President and Corporate
                                                                              Secretary of Westar Energy, Inc.

John C. Nettles, Jr.                    Director                              Partner in the law firm of
                                                                              Morrisson & Hecker, L.L.P. in
                                                                              Overland Park, Kansas.


                                    EXHIBIT 6
     Identity of Executive Officers and Director of Westar Industries, Inc.


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Industries, Inc. ("Westar Industries") is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Westar Industries, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Westar Industries.

Name                                    Title                                 Present Principal Occupation or
                                                                              Employment
Executive Officers
------------------
James S. Haines, Jr.                    President and Chief Executive         President and Chief Executive
                                        Officer                               Officer, Westar Energy, Inc.

Greg A. Greenwood                       Secretary and Treasurer               Executive Director, Finance, Westar
                                                                              Energy, Inc.

Director
--------
James S. Haines, Jr.                    Director                              President and Chief Executive
                                                                              Officer, Westar Energy, Inc.




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